Exhibit 99.2

F O R    I M M E D I A T E    R E L E A S E

 130 Adelaide Street West, Suite 2200

 Toronto, Ontario M5H 3P5

 Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Provides Update on Permitting of Projects in Turkey

Substantial Progress Achieved and Government Approval of Kirazli EIA Expected

Toronto, Ontario (April 1, 2013) – Alamos Gold Inc. (TSX: AGI; NYSE:AGI) (“Alamos” or the “Company”) today stated that the Environmental Impact Assessment (“EIA”) Report on its Kirazli Project is in the final stage of the approval process. While the approval will not be formally finalized until certain additional signatures are received from Turkish officials, the substantive aspects of the EIA review process have been successfully completed.

The Ministry of the Environment, which is the government agency responsible for EIA approval, appointed representatives of government agencies and local authorities to a 17-person EIA Commission that reviewed the Kirazli EIA submission. In late January 2013, a meeting was held by the EIA Commission, which concluded in its minutes: “The [Kirazli] project has been reviewed and evaluated by the Commission and the review and evaluation process has been finalized. The EIA Report has been found sufficient by the Commission and it has been accepted as final.”

The Company has been informed that a subsequent mandatory 10-day public notice period produced no opposition or comments of any kind.

“We met every aspect of the EIA requirements for Kirazli and anticipated final approval by the end of the first quarter. While certain signatures remain outstanding, by all indications the technical and other substantive aspects of our EIA have been approved, and therefore we fully expect to receive formal approval in due course,” said John A. McCluskey, President and Chief Executive Officer.

In the coming weeks, Alamos will submit its Environmental Impact Assessment Report on Ağı Dağı, the Company’s other late-stage development project in Turkey. Alamos anticipates that a decision from the Turkish Government will be received in a similar time frame to the Kirazli process.

“Once EIA Positive Decision certificates are obtained, we anticipate that it will take approximately 18 months to complete permitting and construction for each mine. We continue to advance toward these goals, with front-end engineering design expected to be finished in May 2013. Based on Alamos’ outstanding cash flow and robust balance sheet, we plan to self-finance the construction of these mines,” Mr. McCluskey added.

About Alamos

Alamos is an established Canadian-based gold producer that owns and operates the Mulatos Mine in Mexico, and has exploration and development activities in Mexico and Turkey. The

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Company employs more than 600 people and is committed to the highest standards of environmental management, social responsibility, and health and safety for its employees and neighbouring communities. Alamos has approximately $480 million in cash and equity investments, is debt-free, and unhedged to the price of gold. As of March 14, 2013, Alamos had 127,455,786 common shares outstanding (132,326,086 shares fully diluted), which are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Jo Mira Clodman	Scott K. Parsons
Vice President, Investor Relations	Manager, Investor Relations
(416) 368-9932 x 401	(416) 368-9932 x 439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Certain statements in this press release are “forward-looking statements”, including within the meaning of the United States Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact included in this release, including without limitation statements regarding forecast gold production, gold grades, recoveries, waste-to-ore ratios, total cash costs, potential mineralization and reserves, exploration results, and future plans and objectives of Alamos, are forward-looking statements that involve various risks and uncertainties. These forward-looking statements include, but are not limited to, statements with respect to mining and processing of mined ore, achieving projected recovery rates, anticipated production rates and mine life, operating efficiencies, costs and expenditures, changes in mineral resources and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements.

There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Alamos’ expectations include, among others, risks associated with obtaining governmental and regulatory approvals; failure to maintain effective internal controls; the liquidity of Alamos’ shares on the NYSE, risks related to the on-going business of Alamos, including risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled “Risk Factors” in Alamos’ Annual Information Form and in the Circular. Although Alamos has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Note to U.S. Investors

Alamos prepares its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Terms relating to mineral resources in this presentation are defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources

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and Mineral Reserves. The United States Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Alamos may use certain terms, such as “measured mineral resources”, “indicated mineral resources”, “inferred mineral resources” and “probable mineral reserves” that the SEC does not recognize (these terms may be used in this presentation and are included in the public filings of Alamos, which have been filed with the SEC and the securities commissions or similar authorities in Canada).

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